SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material Fact dated November 16, 2016

Item 1

MATERIAL FACT

Banco Santander, S.A. (“Santander”) communicates that it has reached an agreement with Warburg Pincus (“WP”) and General Atlantic (“GA”) under which Santander will acquire their 50% stake in Santander Asset Management, bringing this unit back to 100% ownership of Santander Group.

As part of the transaction Santander, WP and GA have agreed to work towards the disposal of their participation in Allfunds Bank, S.A. (“Allfunds Bank”) through a trade sale or an initial public offering (IPO).

Santander Asset Management has €170 bn of assets under management and has a leading position in 11 countries in Europe and Latin America. The asset management business contributes €1.1 bn to the annual fee income of Santander Group (proforma consolidating 100% of SAM), which aims to strengthen this business by reinforcing the range of products.

Santander Group estimates that in 2018 the transaction will be accretive in earnings per share (>1%) and the return on invested capital (RoIC) will be above 20% (and above 25% in 2019). Santander Group also estimates that the negative impact on its capital (core equity tier 1) by the end of 2017 will be approximately 11 basis points. All estimates are net of the effect resulting from the foreseeable sale of the 25.25% indirect stake of the Santander Group in Allfunds Bank.

The transaction is subject to obtaining all required regulatory approvals.

Boadilla del Monte (Madrid), 16 November 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 16, 2016	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer